

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 6, 2026

Sean Homuth
Chief Executive Officer
DEFSEC Technologies Inc.
80 Hines, Suite #300
Ottawa, Ontario K2K 2T8
Canada

> **Re: DEFSEC Technologies Inc.**
> **Registration Statement on Form F-3**
> **Filed February 2, 2026**
> **File No. 333-293140**

Dear Sean Homuth:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Mitchell Austin at 202-551-3574 or Jan Woo at 202-551-3453 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Nicholas Arruda